Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On August 2, 2011, Exelon Corporation presented the following slides regarding the proposed merger at a meeting of its suppliers:

Creating Value Through a Strategic Merger
Exelon/Constellation merger delivers financial benefits to both sets of shareholders
Increases scale and scope of the business across the value
chain
Matches the industry’s premier clean merchant generating
fleet with the leading retail and wholesale customer platform
Diversifies the generation portfolio
Maintains a strong regulated earnings profile with large urban utilities
Merger is on track to close in Q1 2012
• $35 Billion market value
• 35,671 megawatts
• 6.6 million customers
• 44 states and D.C.
Combination will result in
enhanced scale, scope,
flexibility and financial
strength

Cautionary Statements Regarding
Forward-Looking Information
Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities
Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as
“may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc.
(Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable.
There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected;
(6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and
(12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon or the combined company.

Cautionary Statements Regarding
Forward-Looking Information (Continued)
Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1)
Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of
Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2)
Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A.
Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and
Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010
Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4)
Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information,
ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial
Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated
Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on
Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation.

Additional Information and Where to Find It
These materials are not yet final and may be amended.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ
THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE,
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available)
may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398,
Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite
600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E.,
Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Merger Solicitation
Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by
Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding
Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on
April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.